Exhibit 99.1

JinkoSolar Provides Information on a Fire Accident at One of Its Wafer Slicing and Cell Manufacturing Workshops

04/28/2024

SHANGRAO, China, April 28, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today provided information on a fire accident that occurred at one of its silicon wafer slicing and solar cell manufacturing workshops in Shanxi Province.

The fire broke out on the afternoon of April 26, 2024, and the Company immediately initiated emergency response procedures and worked with the local fire department to put out the fire. There were no casualties, and the surrounding area and communities were not impacted. The incident is expected to impact the Company's operations and financial results in 2024, and the Company is optimally allocating its wafer and cell production among different manufacturing workshops to minimize disruption to its manufacturing process, ensuring business operation continuity. The Company maintains insurance coverage for properties and manufacturing equipment in the Shanxi Production Base, and has started the process to make the relevant insurance claims. The cause of the fire is currently under investigation.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to utility-scale, commercial and residential customers in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of December 31, 2023.

To find out more, please see: www.jinkosolar.com

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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SOURCE JinkoSolar Holding Co., Ltd.